June 21, 2007

Linda van Doorn

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heartland Payment Systems, Inc.

Form 10-K for the year ended December 31, 2006

Filed March 9, 2007

File No. 001-32594

Dear Ms. Van Doorn:

Included below are Heartland Payment Systems, Inc. (“the Company”) responses to the Staff’s Comment Letter dated May 30, 2007. For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.

Form 10-K for the year ended December 31, 2006

Notes to the Consolidated Financial Statements

Note 1 – Organization and Operations, page 62

1.	You disclose that the increases and decreases in Funds Held for Payroll Customers and Deposits Held for Payroll Customers have been reclassified from cash flows from operating activities to cash flows from investing activities.

Please tell us your basis for the reclassification. We believe that the cash flows relating to restricted cash should be reported in the cash flow statement within the category that they would be reported in if there were no restrictions. Since it appears that these cash flows relate to your operations, it is not clear to us why you have reclassified the cash flows to investing activities. Please refer to paragraph 24 of SFAS 95.

Response: In reviewing FASB’s guidance on classifying cash flows provided in SFAS No. 95, paragraphs 21 through 23 for cash flows from operating activities and paragraphs 15 through 17 for cash flows from investing activities, the Company considered that certain cash receipts and payments may have aspects of more than one class of cash flow

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(as suggested in paragraph 24 of SFAS No. 95). The Company believes that cash flows from Funds Held for Payroll Customers and Deposits Held for Payroll Customers have elements of more than one class of cash flow. While the Company does agree that cash flows from Funds Held for Payroll Customers and Deposits Held for Payroll Customers have an element of operating activities, it considers Funds Held for Payroll Customers to be predominantly investment in nature because the Company has the right and sole discretion to invest those funds in investment instruments of its choice and maintains these investments in separate accounts. There are no legal or contractual restrictions between the Company and its payroll processing customers which would restrict investment of Funds Held for Payroll Customers or the cash component within Funds Held for Payroll Customers (which the Company chooses to invest primarily in overnight sweep arrangements with its bank).

However, the Company collects/impounds the cash from payroll customers and then remits the funds to the appropriate tax agencies. Typically, the timing of funds being remitted to tax agencies and the collection of new funds from payroll customers generally offset, resulting in a substantial core of funds available for short-term investment. While these funds do not meet the definition of restricted cash for purposes of classification on the balance sheet, the cash is restricted in substance as it must be paid out to the appropriate tax agencies within a short timeframe. Due to the timing limitations, the Company is not able to use the cash for capital expenditures, acquisitions, or general use. The funds are simply held and invested in short-term investments. Due to the Company’s limitations with regard to use of the cash for short-term investments, the Company has concluded that the cash flows should be classified within investing activities as the limitations on the use of the funds are akin to restricted cash.

In analyzing this reclassification to cash flow from investing activities, the Company also considered the predominant payroll processing industry practice of presenting increases and decreases in Funds Held for Payroll Customers and Deposits Held for Payroll Customers within cash flow from investing activities.

Note 2 – Summary of Significant Accounting Policies, page 65

2.	We note that as a result of your acquisition of Debitek, Inc. you now earn revenue from the sale of hardware, software, and associated services for prepaid card and stored-value card payment systems and that you record revenues at the time of shipment or the provision of service. It appears that these arrangements may have multiple deliverables. Please provide us with more details regarding the recognition of the revenues related to the prepaid card and stored-value card payment systems. Please address the applicability of SOP 97-2 in your response. Refer to EITF 03-5.

Response: Stored-value card payment system sales consist of three types: 1) sales of hardware only, 2) sales of hardware and packaged software, or 3) sales of hardware, packaged software, and training and installation (training and installation occurs within 30 days of delivery). In sales types 1) and 2), either the customer uses its own staff to install and train or the product is sold to a vendor who handles the end user installation and training. Sales type 3) is the only arrangement with multiple deliverables and represents less than five percent of stored-value system sales. In all three types, the sale price is fixed and there are no licensing fees or contractual obligations for postcontract customer support. Revenues from stored-value card payment systems also include revenues for repairs and maintenance. The Company recognizes revenue from the sale of hardware, software and associated services for prepaid card and stored-value systems upon delivery of the product or upon the culmination of the earnings process. The

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software used in the Company’s stored-value card payment systems was developed by the Company and is used to manage and collect data from the payment system. The software does not require significant production, modification or customization. Software upgrades are not provided to the customer and the software is used solely in connection with the hardware.

The Company has determined that SOP 97-2 does not apply to software revenues from its stored-value card payment systems. The software is not sold as a stand-alone product and is not required for the payment system hardware to operate independently. Paragraph 2 of SOP 97-2 indicates that the guidance in that SOP does not apply to revenue earned on products or services containing software that is incidental to the related products or services taken as a whole.

The Company has considered the following factors contained in footnote 2 to paragraph 2 of SOP 97-2 which defines whether software is incidental to a product taken as a whole:

Factors contained in footnote 2	Stored-value system
• whether the software is a significant focus of the marketing effort or is sold separately	Software is not the primary marketing focus of the store-value system nor sold separately, as noted above.

• whether the vendor is providing postcontract customer support, and	Product does not include contractual obligations for postcontract customer support.

• whether the vendor incurs significant costs that are within the scope of FASB Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed	No development or upgrade costs are incurred.

Additionally, example 1 in paragraph 146 of SOP 97-2 describes a manufacturing situation which is analogous to the Company’s stored-value card payment systems. In the example, an automobile manufacturer installs software into an automobile model. This software is used solely in connection with operating the automobile and is not sold or marketed separately. Once installed, the software is not updated for new versions subsequently developed. The production costs of such software are insignificant relative to the other development and production costs of the automobile. In this instance the software is deemed incidental to the product as a whole. Although the software is critical to the operations of the automobile, the software itself is not the focus of the marketing effort, nor is it what the customers perceive they are purchasing. This example is consistent with the Company’s stored-value card payment systems in almost every respect, and congruent with management’s perception of the incidental value of the software to the customer and to the business.

From the perspective of revenues alone, the Company’s software revenues are incidental to the prepaid card and stored-value card payment systems business as a whole. As noted above, the software is a component of the product being sold. For example, laundromats purchase the stored-value payment systems. The hardware is installed on every washer and dryer at each site. If there are over 40 washers and dryers in each laundromat and a total of ten laundromats, then there would be 400 pieces of hardware. The software is offered and included as a component of the product and is incidental to the whole. As noted above, the software is not required by all customers to operate the hardware.

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Below is a breakdown of the components of revenue the Company earned in 2006 on the prepaid card and stored-value card payment systems business acquired from Debitek ($ in thousands):

From sales of hardware and systems	$5,096
From sales of cards	874
From sales of installation and training	16
From sales of software	58
From repairs and maintenance	285

Total	$6,329

The Company also determined that EITF 03-05 does not apply. EITF 03-05 applies only when the software is more than incidental to the products or services taken as a whole.

Revenue recognition for stored-value card payment systems generally occurs after the delivery of the product or upon the culmination of the earnings process. As provided in Topic 13 Revenue Recognition, revenue should be recognized only after the following conditions have been met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred,

•	The vendor’s fee is fixed or determinable, and

•	Collectability is probable.

All of these conditions are met for sales types 1) and 2). As discussed above, only sales type 3), which makes up less than five percent of the Company’s stored-value card payment system sales, has an element of multiple deliverables. For sales type 3), revenues historically have been recorded upon delivery of the equipment and software, which is typically 30 days prior to completion of the training and installation. At December 31, 2006, less than $12,000 of revenues had been recognized on sales of hardware and software for which training and installation had not yet been completed. Guidance provided in Topic 13, section 3 Delivery and Performance, C Inconsequential or perfunctory performance obligations requires that revenues from this type of arrangement should be recorded when the seller completes its obligations. The Company plans to track sales type 3) and will change the timing of revenue recognition from time of delivery to time of completing training and installation should it become a more significant component of our prepaid card and stored-value systems business in the future.

Note 17 – Related Party Transaction, page 81

3.	You disclose that on February 22, 2006 Mr. Carr exercised options to purchase 1,750,000 shares of your common stock from Greenhill Capital Partners and LLR Equity Partners. You also disclose that as a result of this transaction, a tax deduction of $26.4 million accrued to your company and generated a current tax asset of $10.7 million and a credit to APIC of $10.7 million during 2006. In this regard, it appears based on your tax deduction that you are treating the option issued to Mr. Carr by Greenhill Capital Partners and LLR Equity Partners as a share-based payment arrangement. Please tell us your basis for recognizing a tax deduction for shares since it appears that your company was not directly involved in this transaction. Furthermore, please tell us if you have recognized any compensation expense related to the option granted and/or the shares issued to Mr. Carr by Greenhill Capital Partners and LLR Equity Partners, and if you have, explain why.

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Response: In analyzing the accounting treatment for the effects of this transaction, the Company focused on two elements, federal income tax regulations covering the transfer of property by shareholders to employees and guidance on accounting for stock options in effect at the time the 1,750,000 stock options were granted (guidance in APB 25 and SFAS No. 123) and in effect at the time the stock options were exercised (guidance in SFAS No. 123R).

Federal Income Tax Regulations - Treasury Regulation Section 1.83-6(d)(1) provides rules covering transfers of property by shareholders of a corporation to an employee of that corporation. Under the rules, the IRS established that such transfers are made in consideration for services performed by the employee for the corporation. The rules indicate that such transfers should be considered a contribution of the transferred property to the capital of the corporation and immediately thereafter a transfer of the property to the employee. The transfer of the property to Mr. Carr, 1,750,000 shares of stock upon exercise of the options, resulted in taxable compensation income to Mr. Carr and a tax deduction for compensation expense to the Company in an amount representing the difference between exercise price and FMV at the date of exercise. This transaction created a current tax benefit for the Company upon exercise.

Accounting for the Stock Options at Time of Grant - At the time the 1,750,000 stock options were granted to Mr. Carr in July 2003, the Company was accounting for stock options issued to its employees under APB 25. Under APB 25, the Company applied the intrinsic value method to account for employee stock options granted at exercise prices which were higher than or at least equal to the estimated fair value of the underlying common shares at the time of grant and did not recognize compensation expense. While these 1,750,000 stock options were granted by shareholders and not directly by the Company, the Company determined that the stock options should be accounted for as stock options granted to an employee because Mr. Carr did qualify as an employee of the grantor shareholders for the following reasons:

•	Mr. Carr was an employee of the Company;

•	Mr. Carr was not required to perform additional services;

•	The stock options were granted by shareholders of the Company to buy shares already owned by the grantor shareholders;

•	The grantor shareholders held a beneficial interest in the Company’s common stock of approximately 45% and Mr. Carr approximately 28%;

•	Shareholders by virtue of their ownership of the Company:

i.	exercise control over the CEO of the Company (Mr. Carr) including the right to remove the CEO and therefore can exercise sufficient control over the CEO to establish an employer-employee relationship

ii.	can direct the Company to issue options directly to the CEO thereby diluting the grantor shareholders’ ownership interest in the Company.

APB 25 and paragraph 15 of SFAS No. 123 requires the same accounting treatment for stock options granted by shareholders to an employee as for stock options granted directly by the Company.

Accounting for the Stock Options at Time of Exercise – Mr. Carr elected to exercise the 1,750,000 stock options on February 22, 2006. At that time the Company was applying SFAS No.123R, which it adopted on January 1, 2006 using the modified-prospective-transition method, to account for its employee stock options. Mr. Carr paid $12.5 million

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to the grantor shareholders to exercise the stock options and in return received 1,750,000 shares of the Company’s common stock having a market value of $38.9 million. SFAS No.123R paragraph 11 requires that similar transactions be treated for accounting purposes as consideration for services performed by Mr. Carr for the Company, a capital contribution from the grantor shareholders to the Company and then a share-based payment to the employee.

Under paragraphs 62 and 63 of SFAS No. 123R, the Company accounted for the exercise of these stock options in a similar manner to the method used to account for options granted directly by the Company. Paragraphs 62 and 63 requires the Company to recognize an excess tax benefit on stock options exercised equal to the difference between the market value and exercise price multiplied by the Company’s tax rate resulting in $10.7 million of tax. This excess tax benefit of $10.7 million was recorded as a credit to APIC and a debit to current income tax payable/receivable. The excess tax benefit was also included on the Company’s Statement of Cash Flows as a cash outflow in cash flows from operating activities and a cash inflow in cash flows from financing activities. Because the Company had not previously provided deferred taxes on these stock options under APB 25 and because the Company used the simplified method of computing its APIC pool, there was no deferred tax offset to reduce the excess tax benefit.

To summarize - The initial grant of the 1,750,000 stock options to Mr. Carr was accounted for under APB 25 and the Company appropriately did not record compensation expense or deferred tax benefit when those stock options were granted. At the time of exercise, the Company was accounting for stock options under SFAS No. 123R and the Company was required to recognize the excess tax benefit on the 1,750,000 stock options exercised.

Exhibits 31.1 and 31.2

4.	We note that your certifications omit paragraph 4(b). In future filings please revise the certifications to include this paragraph in accordance with the form currently set forth in Item 601(b)(31) of Regulation S-K.

Response: The Company inadvertently omitted paragraph 4(b) of Item 601(b)(31) of Regulation S-K from its 10-K filing. The Company will in future filings revise the certifications to include this paragraph, which provides that the certifying individual confirm that the registrant’s certifying officers are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under the certifying officers’ supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

In connection with our responses to the Staff’s comments, we acknowledge the following:

•	the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Company understands that Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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•

the Company further acknowledges that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or need any further information regarding our responses, please contact the undersigned at 609-683-3831 (ext 2200).

Sincerely,

/s/ Robert H.B. Baldwin, Jr.
Robert H.B. Baldwin, Jr.
Chief Financial Officer

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